SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                              FAB Industries, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.20 par value
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                         (Title of Class of Securities)


                                    302747100
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 6, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  302747100
           ---------------------

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salvatore Muoio

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]


3.      SEC USE ONLY



4.      SOURCE OF FUNDS*

        AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                      [_]


6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

        0

8.      SHARED VOTING POWER

        262,200

9.      SOLE DISPOSITIVE POWER

        0

10.     SHARED DISPOSITIVE POWER

        262,200

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        262,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0%

14.     TYPE OF REPORTING PERSON*

        IN, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  302747100
           ---------------------

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S. Muoio & Co. LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]



3.      SEC USE ONLY



4.      SOURCE OF FUNDS*

        AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                      [_]



6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

        0

8.      SHARED VOTING POWER

        262,200

9.      SOLE DISPOSITIVE POWER

        0

10.     SHARED DISPOSITIVE POWER

        262,200

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        262,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0%

14.     TYPE OF REPORTING PERSON*

        IA, OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 302747100
          ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is FAB Industries, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 200 Madison Avenue, New York, New York 10016. This Schedule 13D relates to the Issuer's Common Stock, $0.20 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Salvatore Muoio, a United States citizen and (ii) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

     Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

     (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 262,200 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion. The total cost for the Shares Mr. Muoio may be deemed to beneficially own is $472,091.41.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 262,200 Shares held by such entities. The total cost for the Shares SMC may be deemed to beneficially own is $472,091.41.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their Shares of the Issuer for investment purposes. The Reporting Persons believe a) the Shares are undervalued, and b) the liquidation process has been mismanaged, and are now devising and evaluating alternatives for the realization of value for the Issuer's shareholders.

     The Reporting Persons intend to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. The Reporting Persons believe that the Company should begin taking all steps necessary to maximize shareholder value including, but not limited to, the declaration of a special dividend to shareholders or other action to return excess cash to the Company's shareholders, in accordance with the Issuer's Plan of Liquidation and Dissolution that was adopted on May 30, 2002.

     On May 6, 2005, the Reporting Persons sent a letter to Mr. Samson Bitensky, the Chairman of the Board and Chief Executive Officer of the Issuer (the "Letter"). The Reporting Persons called on the Board of Directors to proceed with the complete liquidation of the Issuer's assets rather than sell the Issuer to an opportunistic bidder at a price below value. The Reporting Persons stated that they would oppose any transaction to any group at less than $4.00 per share. Furthermore, the Reporting Persons said that under certain limited circumstances enumerated in the Letter, the Reporting Persons may be willing to lead or participate in the making of an offer to all shareholders of the Issuer in the $3.00 price range.

     Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to investment in the Issuer as it deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation and/or a change in the present management of the Issuer, calling for a vote by the Shareholders to accelerate the liquidation of the Issuer's assets, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares of Common Stock or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in Item 4.

     The Reporting Persons are also reviewing the various legal remedies that may be available to them to review the Issuer's books and records.
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Item 5.  Interest in Securities of the Issuer.

Salvatore Muoio

     (a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 262,200 Shares or 5.0% of the Shares of the Issuer, based upon the 5,215,031 Shares outstanding as of May 4, 2005, according to the Issuer's most recent Form 10-K.

     Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 262,200 Shares to which this filing relates.

     Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 262,200 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

S. Muoio & Co. LLC ("SMC")

     (a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 262,200 Shares or 5.0% of the Shares of the Issuer, based upon the Shares outstanding.

     SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 262,200 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 262,200 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

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Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to May 6, 2005 is filed herewith as Exhibit B.

     C. The letter sent on May 6, 2005 to Mr. Samson Bitensky, the Chairman of the Board and Chief Executive Officer of the Issuer.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 11, 2005
-----------------------
(Date)


/s/ Salvatore Muoio*
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC*

By:  /s/ Salvatore Muoio
-------------------------------------
Name: Salvatore Muoio
Title: Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).







* Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                                                                       Exhibit A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D dated May 11, 2005 relating to the Common Stock par value $0.20 of FAB Industries, Inc. shall be filed on behalf of the undersigned.



/s/ Salvatore Muoio*
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC*

By:  /s/ Salvatore Muoio
-------------------------------------
Name: Salvatore Muoio
Title: Managing Member



May 11, 2005








* Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                                                                       Exhibit B



                           Transactions in the Shares



Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)                Share

                       None

                                                                       Exhibit C


May 3, 2005


Mr. Samson Bitensky
Chairman of the Board
 and Chief Executive Officer
Fab Industries, Inc.
200 Madison Avenue
New York, NY 10016


Cc: Board of Directors


Dear Mr. Bitensky,

     I am the beneficial owner of roughly 5% of your company's shares for our clients. I urge the board of directors of FAB to proceed with the complete liquidation of the company's assets rather than sell the company to an opportunistic bidder at a price below value.

     Any offer for the company less than cash value, we are convinced, will result in less value realized per share than the alternative of proceeding with the liquidating trust structure.

     A sale to management at $2.80 or to any other group at less than the cash value per share, would not, in my view, be in the best interest of the company's shareholders including our clients.

     Just to make sure we are clearly communicating our intentions to you and the board, we would vigorously oppose any transaction to any group, management or otherwise, at anything less than $4.00 per share, and we, in fact, believe the company's assets maybe worth significantly more.

     Further, while we would be willing to lead or participate in the making of an offer to all shareholders in the $3.00 price range and thereby control the liquidation process, we would not do so unless all shareholders had the option of electing to accept such an offer or continue to participate in the eventual liquidation of the business and potentially receive a higher payout.

                                           Sincerely,



                                           Salvatore Muoio
                                           Managing Member
                                           S. Muoio & Co. LLC



01834.0001 #570575